FOR IMMEDIATE RELEASE:                               NEWS
February 4, 1997                                     Nasdaq National Market/AVRT
                                                     http://www.avert.com

                     AVERT, INC. ANNOUNCES BOARD INTENDS TO
               ADHERE TO WARRANT EXPIRATION DATE OF APRIL 30, 1997


FORT COLLINS, Colorado - Avert, Inc. (Nasdaq National Market/AVRT), an information services company that provides employment background checks to a growing nationwide customer base, today announced that the Board of Directors intends to adhere to the Redeemable Warrant expiration date of April 30, 1997.

The 1,000,000 Redeemable Warrants were issued as a part of Avert's initial public offering completed in June 1994. Two Redeemable Warrants entitle the holder to purchase one share of Avert's Common Stock at an exercise price of $6.50 per share. The Warrants are redeemable by Avert at $.05 per Redeemable Warrant under certain circumstances.

Through its headquarters in Fort Collins, Avert is an information services company that provides employment background checks to thousands of employers nationwide. Products and services include criminal records, civil records, workers' compensation histories, driving records, previous employment verification, credit histories, education verification and social security number validation.

Contact:
Avert, Inc.
Kim Moss, Investor Relations
970/484-7722

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